March 5, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Michael Kennedy

Re:                             American Midstream Partners, LP
Post-Effective Amendment No. 4 to Registration Statement on Form S-3

Originally Filed March 5, 2015

File Nos. 333-183818 and 333-183818-19

Dear Mr. Kennedy:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, American Midstream Partners, LP hereby requests that the above-captioned Post-Effective Amendment No. 4 to Registration Statement on Form S-3 (the “Amendment”) be accelerated so that the Amendment will become effective on March 9, 2015 at 4:00 p.m., Eastern Daylight Time or as soon thereafter as practicable.

In addition, American Midstream Partners, LP formally acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve American Midstream Partners, LP from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

•                  American Midstream Partners, LP may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (303) 374-9847, with any questions or comments you may have.

Very truly yours,

American Midstream Partners, LP

	By:	/s/ Daniel C. Campbell

	Its:	Senior Vice President and Chief Financial
Officer

cc: Lucy Stark, Holland & Hart LLP